UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 21, 2022

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

No v o Nor d i s k A /S I n v e s t o r R e l a t i o ns N ov o A ll é 2880 B a g s v æ r d Denmark Telephone: +45 4444 8888 Internet: www. n o v o n o r d i s k .c o m C V R n o: 24 25 67 90 Company announcement No 15/ 2022 Notice for the Annual General Meeting of Novo Nordisk A/S Bagsværd, Denmark, 21 February 2022 – The Annual General Meeting of Novo Nordisk A/S will be held on: T hu r s d a y 24 M a r c h 2022 at 14 . 00 ( C E T ) The Annual General Meeting is held as a partially electronic general meeting. Accordingly, shareholders can choose between participating in person at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark or participating virtually via an IT application. We encourage shareholders to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting. Also, Novo Nordisk offers the possibility of viewing the Annual General Meeting via live webcast on Novo Nordisk’s website. Please refer to the notice for further information. The notice for the Annual General Meeting, including Appendix: Candidates for the Board of Directors, is enclosed. BOARD OF DIRECTORS All Board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re - election of Helge Lund as chair of the Board. Jeppe Christiansen has decided to seek election as Board member and consequently not to seek re - election as vice chair. The Board proposes current member of the Board Henrik Poulsen as vice chair, primarily because of his extensive executive and board experience in large international companies, significant financial knowledge and in - depth knowledge of business development, strategy, transformation, innovation, mergers and acquisitions as well as ESG.

The nomination of Henrik Poulsen is a part of a planned succession process in relation to the vice chair position.

The Board proposes re-election of the following Board members: Jeppe Christiansen, Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay and Martin Mackay as members of the Board.

The Board proposes election of Christina Law as a new member of the Board. Christina Law serves as Group CEO and member of the boards of Raintree Group Limited, Hong Kong, China, Raintree Investment Pte Ltd., Singapore, and La Fondation des Champions, France, as well as member of the board of INSEAD Business School, Singapore/France. The Board of Directors proposes election of Christina Law primarily as she will add important perspectives to the Novo Nordisk Board through her deep leadership experience in Asia and other emerging markets, broad consumer sector innovation experience, as well as extensive executive experience from several large global companies.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:

Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:

Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com

Novo Nordisk A/S
Investor Relations

Novo Allé
2880 Bagsværd
Denmark

Telephone:
+45 4444 8888

Internet:
www.novonordisk.com
CVR no:
24 25 67 90

Company announcement No 15 / 2022

Annual General Meeting 2022 of Novo Nordisk A/S Moustapha Djamil Cissé is living with type 1 diabetes and is enrolled in our Changing Diabetes ® in Children programme, Senegal Novo Nordisk A/S - Novo Allé 1, 2880 Bagsværd, Denmark - CVR no. 24256790

To the shareholders of Novo Nordisk A/S The Annual General Meeting of Novo Nordisk A/S (the ‘Company’), will be held on Thursday 24 March 2022 at 14.00 (CET). The meeting will be held as a partially electronic general meeting. Accordingly, shareholders can choose between participating in person at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark or participating virtually. After the completion of the Annual General Meeting, the Company will host an informal shareholders’ meeting beginning Thursday 24 March 2022 at 17 . 00 (CET) . Shareholders can choose to participate in person at Bella Center or follow the webcast virtually . The Company recommends that shareholders experiencing symptoms of COVID - 19 participate virtually in the Annual General Meeting. Due to uncertainties as to the development in the COVID - 19 pandemic and potential restrictions on gatherings, the Company reserves the right to hold the Annual General Meeting as a fully virtual general meeting. This also applies to the informal shareholders’ meeting. Shareholders having registered for participation in person at the Annual General Meeting will have the option to participate virtually. If relevant, the Company will notify shareholders having registered for participation in person and the information will be posted on the Company’s website and through the release of a company announcement. Annual General Meeting 2022 N o v o No r dis k / 2

Agenda 1. The Board of Directors’ oral report on the Company’s activities in the past financial year 2. Presentation and adoption of the audited Annual Report 2021 3. Resolution to distribute the profit according to the adopted Annual Report 2021 4. Presentation and advisory vote on the Remuneration Report 2021 5. 5.1 5.2 Approval of the remuneration of the Board of Directors Approval of the remuneration of the Board of Directors for 2021 Approval of the remuneration level of the Board of Directors for 2022 6. 6.1 6.2 6.3 Election of members to the Board of Directors: Election of chair Election of vice chair Election of other members to the Board of Directors 7. Appointment of auditor 8. 8.1 8.2 8.3 8.4 8.5 Proposals from the Board of Directors and/or shareholders: Reduction of the Company’s B share capital by nominally DKK 6,000,000 by cancellation of B shares Authorisation to the Board of Directors to allow the Company to repurchase own shares Authorisation to the Board of Directors to increase the Company’s share capital Amendments to the Remuneration Policy Amendment of the Articles of Association 9. Any other business Annual General Meeting 2022 N o v o No r dis k / 3

Elaboration of the items on the agenda Item 1: The Board of Directors’ oral report on the Company’s activities in the past financial year The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting. Item 2: Presentation and adoption of the audited Annual Report 2021 The Board of Directors proposes that the audited Annual Report 2021 is adopted by the Annual General Meeting. The Annual Report is available on the Company’s website at novonordisk.com/annual - report.html. Item 3: Resolution to distribute the profit according to the adopted Annual Report 2021 The Board of Directors proposes that the final dividend for 2021 is DKK 6.90 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2021 of DKK 10.40 includes both the interim dividend of DKK 3.50 for each Novo Nordisk A and B share of DKK 0.20, which was paid in August 2021, and the final dividend of DKK 6.90 for each Novo Nordisk A and B sha r e of DKK 0.20 to be paid in Ma r ch 2022. The total dividend per share is increased by 14.3% compared to 2020. The total dividend for 2021 corresponds to a pay - out ratio of 49.6%. Item 4: Presentation and advisory vote on the Remuneration Report 2021 The Board of Directors proposes that the Remuneration Report 2021 is adopted by the Annual General Meeting. The Remuneration Report 2021 is available on the Company’s website at novonordisk.com/agm. Item 5: Approval of the remuneration of the Board of Directors Item 5.1: Approval of the remuneration of the Board of Directors for 2021 The Board of Directors proposes that the actual remuneration of the Board of Directors for 2021 of DKK 17.1 million, as reported on page 6 of the Remuneration Report 2021, is approved by the Annual General Meeting, corresponding to the remuneration level approved by the Annual General Meeting in 2021. Item 5.2: Approval of the remuneration level of the Board of Directors for 2022 The remuneration of the Board of Directors was most recently adjusted in 2021. The Board proposes to adjust the remuneration level in line with general salary inflation of Danish based employees and thus increase remuneration by 2.6%. Thus, the Board proposes that the 2022 base fee is increased to DK K 755,000. The board members shall receive multiples of this base fee in accordance with the Remuneration Policy: 1. The chair shall receive 3.00 times the base fee. 2. The vice chair shall receive 2.00 times the base fee. 3. The other board members shall receive the base fee. In addition, Board committee members shall receive the following: 1. The Audit Committee chair shall receive 1.00 times the base fee. 2. Audit Committee members shall receive 0.50 times the base fee. 3. Chairs of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0.50 times the base fee and committee members of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0.25 times the base fee. Annual General Meeting 2022 N o v o No r dis k / 4

In addition, the Board of Directors proposes that the travel allowance is similarly adjusted in line with general salary inflation to the following: 1. For board meetings and committee - related meetings held in the home country of the board member with five hours or more air travel each member shall receive DKK 40,500. 2. For board meetings and committee - related meetings held outside the home country of the board member, but on home continent eac h membe r shal l r eceiv e DK K 40,500. 3. For board meetings and committee - related meetings held on another continent than the home country of the board member eac h membe r shal l r eceiv e DK K 81 , 000 . The actual remuneration of the Board of Directors for 2022 shall be approved by the Annual General Meeting in 2023. The Board of Directors expects to undertake a general review of the Board remuneration levels during 2022 in light of the general market developments for board remuneration as well as the developments in Novo Nordisk’s business. Based on the review the Board may submit a proposal for adjusted Board remuneration to the Annual General Meeting in 2023. Please see the Appendix for a description of the qualifications, executive and non - executive functions, etc. held in other companies by the nominated candidates. Item 6: Election of members to the Board of Directors Item 6.1: Election of chair The Board of Directors proposes re - election for a one - year term of Helge Lund as chair of the Board of Directors. Item 6.2: Election of vice chair The Board of Directors proposes election for a one - year term of Henrik Poulsen as vice chair of the Board of Directors. The Board of Directors proposes election of Henrik Poulsen a s vic e chai r o f th e Boa r d primaril y becaus e o f hi s e xtensive executive and board experience in large international companies, significant financial knowledge and in - depth knowledge of business development, strategy, transformation, inn o vation , me r ger s an d acquisition s a s wel l a s ESG . The nomination of Henrik Poulsen is a part of a planned succession process in relation to the vice chair position. Item 6.3: Election of other members to the Board of Directors The Board of Directors proposes re - election for a one - year term of the following shareholder - elected board members: Jeppe Christiansen, Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay and Martin Mackay. The Board of Directors proposes election for a one - year term of Christina Law (full name: Choi Lai Christina Law) as a new member of the Board. The Board of Directors proposes election of Christina Law primarily as she will add important perspectives to the Novo Nordisk Board through her deep leadership experience in Asia and other emerging markets, broad consumer sector innovation experience, as well as extensive executive experience from several large global companies. Item 7: Appointment of auditor The Board of Directors proposes reappointment of Deloitte Statsautoriseret Revisionspartnerselskab (“Deloitte”) in accordance with the Audit Committee’s recommendation. The recommendation from the Audit Committee is free from influence by third parties and no agreements with third parties which restrict the choice as regards the appointment of a particular statutory auditor or audit firm have been imposed on it. Item 8: Proposals from the Board of Directors and /or shareholders Item 8.1: Reduction of the Company’s B share capital by nominally DKK 6,000,000 by cancellation of B shares The Board of Directors proposes that the Company’s B share capital is reduced from DKK 354 , 512 , 800 to DKK 348 , 512 , 800 by cancellation of part of the Company’s own holding of Annual General Meeting 2022 N o v o No r dis k / 5

Annual General Meeting 2022
Novo Nordisk / 6

B shares at a nominal value of DKK 6,000,000 divided into 30,000,000 B shares of DKK 0.20 each. After reduction of the share capital, the Company's share capital will amount to DKK 456,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 348,512,800. The purpose of the reduction of the Company's share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings.

If the proposal is adopted, the Company's holding of own shares will be reduced by 30,000,000 B shares of DKK 0.20 each. These B shares were repurchased for the total sum of DKK 17,075,000,000 which means that, in addition to the nominal reduction amount, DKK 17,069,000,000 has been distributed to shareholders. The Board of Directors' proposal to reduce the Company's B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction:

"3.1 The Company's share capital amounts to DKK 456,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 348,512,800."

Item 8.2: Authorisation to the Board of Directors to allow the Company to repurchase own shares

The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the Annual General Meeting in 2023, up to a total nominal amount of DKK 45,600,000, corresponding to 10% of the share capital following the capital reduction, cf. item 8.1, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%.

Novo Nordisk's guiding principle is that any excess cash should be returned to investors. The dividend policy is to have a dividend level comparable to our peers, and this is complemented by share repurchase programmes to ensure the guiding principle is achieved.

The Company considers it good corporate governance and consistent with the Company's strategy for its share repurchase programmes that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis.

Item 8.3: Authorisation to the Board of Directors to increase the Company's share capital

The Board of Directors' current authorisation in Article 5.3 of the Articles of Association to increase the share capital expires on 25 March 2023.

Therefore, the Board of Directors proposes to extend the authorisation for a period of 1 year until 24 March 2024 and to limit the maximum share capital increase to a total of nominally DKK 45,600,000 for the authorisation under Article 5.3.

Article 5.3, subject to adoption of the proposal, will be worded as follows:

"(a) Until 24 March 2024, the Board of Directors shall be authorised to increase the share capital in one or more stages with pre-emptive rights for the existing shareholders by up to a total nominal amount of DKK 45,600,000. The capital increase may take place by payment in cash.
The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A shares shall in such case have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares.
If the capital increase takes place at market price, the capital increase may take place by proportionate issuance of A shares and B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre-emptive subscription rights for the new B shares.

(b) Until 24 March 2024, the Board of Directors is authorised to increase the share capital in one or more stages without pre-emptive rights for the existing shareholders by issuing B shares for up to a total nominal amount of DKK 45,600,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash.

(c) The authority given to the Board of Directors under Articles 5.3(a) - (b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 45,600,000.” Item 8.4: Amendments to the Remuneration Policy At the Annual General Meeting in March 2021, the shareholders adopted revisions to the Remuneration Policy for Novo Nordisk A/S. The Board of Directors proposes that the Remuneration Policy is amended to accommodate the Company’s payment of contribution to social security taxes imposed by foreign authorities also outside the EU in relation to the remuneration paid to members of the Board of Directors. As legislation on social security taxes may change and since the Company wishes to remain able to attract the best qualified members globally, the Board of Directors finds it relevant that the Remuneration Policy clearly provides for payment of social security taxes also in countries outside the EU. The section “Severance payment” in Chapter 3 of the current Remuneration Policy refers to a maximum severance payment of 36 months’ worth of base salary plus pension contribution for executives with employment contracts entered into before 2008. The Board of Directors proposes to remove this reference as none of the current members of the Executive Management have such terms or contracts and the Company has no intention to re - introduce same. Please also see the full text of the proposed Remuneration Policy on novonordisk.com/agm. Item 8.5: Amendment of the Articles of Association Item 8.5(a): Removal of age limit on candidates to the Board of Directors The Board of Directors proposes to delete the last sentence in section 10.2 of the Articles of Association which stipulates an age limit of 70 years for candidates standing for election to the Board of Directors. The Board of Directors considers it to be in the Company’s best interest to remove the age limit to ensure that the Company can continue to attract and retain the best qualifie d candidate s a s Boa r d members. Annual General Meeting 2022 N o v o No r dis k / 7

Annual General Meeting 2022 Novo Nordisk / 8

Additional information

Majority requirements

To adopt the proposals under items 8.1, 8.3 and 8.5 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals.

All other proposals on the agenda may be adopted by a simple majority of votes. Item 4 is up for advisory vote.

Share capital and record date

The current share capital of the Company amounts to DKK 462,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 354,512,800.

Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote.

The record date is Thursday 17 March 2022.

Participation and voting rights

Anyone who is registered as a shareholder in the register of shareholders at the end of the record date, Thursday 17 March 2022, or who has made a request to such effect by that date is entitled to participate and vote at the Annual General Meeting. The participation and voting rights are determined by the number of shares held by each shareholder at the end of the record date as per the register of shareholders as well as any notification for registration received by the Company by that time but which has not yet been entered in the register.

How to vote in advance – proxy and correspondence voting

Shareholders who wish to vote in advance or who cannot attend the Annual General Meeting are encouraged to submit proxies or votes by correspondence.

Proxy voting and correspondence voting:

Shareholders may grant proxy to a named third party or to the Board of Directors. Alternatively, shareholders may cast their vote in advance of the meeting (vote by correspondence). Proxies and votes by correspondence may be submitted in the following ways:

- via the InvestorPortal. Logging on requires NemID or username and password. The InvestorPortal can be accessed via Novo Nordisk's website www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html or via Computershare A/S' website www.Computershare.dk, or
- by downloading a form from novonordisk.com/AGM. Print, complete, sign and send the form via email to gf@computershare.dk or by ordinary letter to Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark.

Proxies shall be received by Friday 18 March 2022 23:59 (CET). Votes by correspondence shall be received by the Company no later than Wednesday 23 March 2022 at 12:00 noon (CET).

Proxies apply to all items discussed at the meeting. In the event new proposals are submitted, including amendments or proposals for election of members to the Board of Directors or appointment of auditor not on the agenda, the proxy holder will vote according to his/her best belief. Votes by correspondence will be taken into account if a new proposal is substantially the same as the original.

Annual General Meeting 2022

Novo Nordisk / 9

How to ask questions in advance

Shareholders may ask questions in advance of the Annual General Meeting.

- For questions about participation, admission cards, the InvestorPortal, how/when/where to submit proxies and votes by correspondence, how to use Computershare Meeting Services, registration of shares by name and other technical questions concerning the Annual General Meeting, please contact Computershare A/S by email to gf@computershare.dk or by telephone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET).
- Shareholders having questions to the items on the agenda or about Novo Nordisk in general are encouraged to submit these in advance by email to AGmeeting@novonordisk.com no later than Wednesday 23 March 2022 at 12:00 noon (CET). The questions will as far as possible be answered in writing prior to the Annual General Meeting. A summary of questions and answers will be published on our website novonordisk.com/AGM.

How to participate – participation in person, virtual participation or viewing the webcast

Novo Nordisk offers three different ways for the shareholders to participate in or view the Annual General Meeting:

- Participation in person. This includes the possibility for voting, expressing opinions and asking verbal questions.
- Virtual participation by PC or by smartphone/tablet. This includes the possibility for viewing the broadcast of the meeting, voting, expressing opinions and asking questions in writing.
- Viewing the webcast of the Annual General Meeting on Novo Nordisk's website. The webcast does not offer possibilities for voting, expressing opinions or asking questions at the Annual General Meeting.

The three options are further described below.

Participation in person:

To participate in person, shareholders should sign up by requesting an admission card latest by Friday 18 March 2022 23:59 (CET). For guidance, please refer to the "Admission card" section below.

The venue of the Annual General Meeting is Bella Center, Center Boulevard 5, DK-2300 Copenhagen S, Denmark. Please use Entrance 4.

In case of a vote, shareholders participating in person must submit their votes during the meeting via the application named Computershare Meeting Services, and shareholders must bring and use their own PC/smartphone/tablet to access the application. For guidance, please refer to the "Computershare Meeting Services" section below. Shareholders who do not have the possibility to bring and use their own device may borrow one at the venue.

Virtual participation:

To participate virtually at the Annual General Meeting, shareholders should sign up by requesting an admission card latest by Friday 18 March 2022 23:59 (CET). For guidance, please refer to the "Admission card" section below.

Virtual participation takes place through the application named Computershare Meeting Services which is accessible by web browser. For guidance, please refer to the "Computershare Meeting Services" section below.

Webcast:

Shareholders can watch the live webcast in Danish and English on the Company's website novonordisk.com. The webcast will also be available on the website after the meeting.

The live webcast is publicly accessible and requires no admission card.

Computershare Meeting Services:

Computershare Meeting Services will be used for participation in person as well as virtual participation and is accessible by web browser. Accordingly, shareholders should ensure to have available a PC/smartphone/tablet with a web browser installed and have an adequate and functioning internet connection during the Annual General Meeting. Wifi will be available at the venue of the Annual General Meeting.

The minimum system requirements are: The latest version of Google Chrome, Safari, Microsoft Edge or Firefox web browser. A User guide for Computershare Meeting Services is available on novonordisk.com/AGM.

Annual General Meeting 2022 Novo Nordisk / 10

Admission card

Admission card for the Annual General Meeting is necessary for participating in person as well as virtually. Admission cards are issued electronically and may be obtained:

- via the InvestorPortal. Logging on requires NemID or username and password. The InvestorPortal can be accessed via Novo Nordisk's website www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html or via Computershare A/S' website: www.Computershare.dk, or
- by contacting Computershare A/S by phone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET) or via email: gf@computershare.dk.

Admission cards will be sent to the shareholder's email address specified in the InvestorPortal upon registration and will include a link to the user guide for the Computershare Meeting Services application. Admission cards and Computershare Meeting Services user credentials for advisors/companions will also be sent to the shareholder's email address but will be separate from admission cards and user credentials for the shareholder. Admission cards will not be sent by ordinary mail. An admission card is not necessary for viewing the webcast.

Language

Representatives of the Company and the chair of the Annual General Meeting will conduct their presentations in English. Shareholders participating virtually via the Computershare Meeting Services application or in person at Bella Center may choose to ask questions and express opinions in Danish or English.

Simultaneous interpretation from English to Danish and from Danish to English will be available to in person participants at Bella Center, virtual participants in the Computershare Meeting Services application as well as in the webcast.

Information on novonordisk.com

- The following information is available on novonordisk.com/AGM until and including the date of the Annual General Meeting:
- Notice to convene the Annual General Meeting, including the agenda and complete proposals and a description of the nominated board candidates (Appendix),
- The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting,
- The audited Annual Report 2021,
- The Remuneration Report 2021,
- The proposed revised Remuneration Policy,
- The proposed revised Articles of Association,
- The proxy and voting by correspondence form,
- The registration form,
- A summary of potential questions received from shareholders and answers from Novo Nordisk, and
- User guide for the Computershare Meeting Services application.

Dividends

The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax, if any.

Further information on dividends may be found in the Annual Report 2021 under 'Shares and capital structure'.

Electronic communication

Since 1 January 2021, Novo Nordisk no longer sends out hard copies of notices for general meetings. It is possible to receive the Annual Reports, the quarterly update "Share" and notices of general meetings and shareholders' meetings electronically by email from Novo Nordisk. Should you wish to receive such communication from us, please register your email address on the InvestorPortal via this link: www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html.

Annual General Meeting 2022
Novo Nordisk / 11

Shareholders' meeting

On Thursday 24 March 2022 at 5.00 pm (CET), after the Annual General Meeting, the Company will host an informal Shareholders' meeting conducted primarily in Danish for its shareholders at Bella Center, Center Boulevard 5, DK-2300 Copenhagen S, Denmark. A live webcast of the meeting will be available on novonordisk.com.

Admission card for the shareholders' meeting is necessary for participating in person. Admission cards are issued electronically and may be obtained:

- via the InvestorPortal. Logging on requires NemID or username and password. The InvestorPortal can be accessed via Novo Nordisk's website www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html or via Computershare A/S' website: www.Computershare.dk, or
- by contacting Computershare A/S by phone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET) or via email: gf@computershare.dk.

Processing of personal data

For information about how Novo Nordisk processes your personal data as a shareholder, see the Company's Notices of Personal Data Processing on: www.novonordisk.com/content/dam/nncorp/global/en/investors/pdfs/20180716_GDPR_notification_to_shareholders.pdf and on www.novonordisk.com/AGM.

Best regards,
Novo Nordisk A/S
The Board of Directors, 21 February 2022

Annual General Meeting 2022 Novo Nordisk / 12

Appendix
Candidates for the Board of Directors

General considerations

All shareholder-elected board members are to be elected or re-elected each year for a one-year term and the terms for each and all board members expire at the Annual General Meeting in March 2022.

The Nomination Committee assists the Board with the identification and nomination of board members based on the Board Competence Profile which is available at https://www.novonordisk.com/about/corporate-governance.html. Also, all board members should possess integrity, accountability, fairness, financial literacy, commitment, desire for innovation and a corporate social responsible mindset.

Additionally, the collective competences of the shareholder-elected Board members should include the following:

Competences and experience to be represented on the Board (shareholder-elected Board members only)

Global corporate leadership	Healthcare and pharma industry	Finance & accounting
Business development, M&A and external innovation sourcing	Human capital management	Medicine & science
Environmental, social and governance (ESG)	Technology	

If all proposed candidates are elected to the Board, the Board would collectively possess the desired competences and experience.

Diversity

In December 2020, the Board has renewed its diversity ambition. Thus, it is the aim that at least two shareholder-elected members are of Nordic nationality and two of non-Nordic nationality and to have at least three shareholder-elected Board members of each gender by 2024. With the proposed candidates the shareholder-elected Board members will consist of three Nordic members and six non-Nordic members. Of these, three members are female and six are male. Thus, the Board of Directors fulfils its nationality and gender ambition.

The search process was undertaken by the Nomination Committee with the assistance of an executive search firm. Several suitable candidates were identified. It was a requirement in the search process that diversity was taken into account with regard to e.g. experience, background and gender. The Board of Directors finds that being diverse in gender and nationality is of continued importance and will continue to work with securing the desired diversity on the Board.

Independence It is Novo Nordisk’s aspiration that at least half of its shareholder - elected Board members should be independent in accordance with the Danish Recommendations on Corporate Governance. Further, in order to ensure that Novo Nordisk and its controlling shareholder share a common vision and goals, it is desirable to have a number of Board members representing the main shareholder. However, in order to get an outside perspective on Novo Nordisk’s business, it is also desirable to have a number of Board members who do not represent the main shareholder. Three of the proposed candidates, Mr Poulsen, Mr Christiansen, and Mr Kutay, are not considered to be independent of the Company as Mr Poulsen and Mr Christiansen hold board position s at N o v o Holding s A/S an d M r Kuta y i s chie f e x ecutive officer of Novo Holdings A/S, the main shareholder of the Company. If all proposed candidates are elected to the Board, the Board will satisfy the aspiration to have a number of Board members representing the main shareholder and that at least half of the Board members elected by the shareholders shall be independent. After the Annual General Meeting the Board will elect its committee members and e.g. intends to elect members of the Audit Committee who qualify as independent as required and define d b y th e U S Securitie s an d E x chang e Commissio n (SEC ) as well as the Danish Act on Approved Auditors and Audit Firms. Annual General Meeting 2022 Novo Nordisk / 13

The individual candidates Helge Lund Chair of the Board Chair of the Nomination Committee Standing for election as Chair First elected in 2017 (please see further below) Most recently elected in 2021 Chair since 2018 Member of the Nomination Committee since 2018 Independent Positions and management duties in other enterprises: Operating advisor to Clayton Dubilier & Rice, US. Chair of the Boards of BP p.l.c.*, UK and Inkerman Holding AS, Norway. Member of the boards of P/F Tjaldur, Faroe Islands and Belron SA, Luxembourg. Member of the Board of Trustees of the International Crisis Group. Board committee memberships in other enterprises: Chair of the People & Governance committee, BP p.l.c.*, UK. Member of the Remuneration Committee, Belron SA, Luxembourg. Former positions: Mr Lund served as chief executive of BG Group plc, UK, the global oil and gas company, from 2015 to 2016 when the company was acquired by Shell. Prior to that Mr Lund served as president and CEO of Equinor ASA (formerly known as Statoil ASA), Norway, from 2004 to 2014. From 2002 to 2004 Mr Lund served as president & CEO of Aker Kvaerner ASA, Norway, an industrial conglomerate with operations in oil and gas, engineering and construction, pulp an d pape r , an d shipbuilding. F r o m 201 4 t o 201 5 M r Lun d wa s a membe r of th e Boa r d of Di r ector s of N ov o No rdis k A/S. Specia l competences: Global corporate leadership; Healthcare and pharma industry; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, socia l an d g o vernanc e (ESG). Education: 199 1 MBA , INSEA D , F r ance. 1987 MA Economics, NHH Norwegian School of Economics & Busines s Administ r ation , Norwa y . Mr Lund is a Norwegian national, born October 1962. Henrik Poulsen Member of the Board Member of the Audit Committe Standing for election as Vice chair First elected in 2021 Most recently elected in 2021 Member of the Audit Committee since 2021 Position s an d managemen t dutie s in other enterprises: Senior advisor to A.P. Møller Holding A/S and Chair of Færch A/S, Denmark. Deputy chair of the board of ISS A/S* and Carlsberg A/S*, Denmark. Member of the supervisory board of Bertelsmann S E & Co . K GaA , German y . Membe r of th e boa rd s of N ovo Holding s A/ S an d Ørste d A/S* , Denmark. Board committee memberships in other enterprises: Member of the Transaction committee, ISS A/S*, Denmark. Member of the Audit committee, the Remuneration committee and the Nomination committee, Carlsberg A/S*, Denmark. Former positions: Mr Poulsen served as CEO and President of Ørsted A/S, Denmark , a globa l leade r i n r en e wabl e ene r g y i n th e period 2012 - 2020. Prior to that Mr Poulsen was CEO and President of th e telecommunicatio n compan y TD C A/S , Denmark . F r o m 2007 - 2008 Mr Poulsen served as Operating Executive of Kohlberg Kravis Roberts & Co. in the UK preceded by executive roles with the LEGO group, Denmark, in the period 1999 - 2006. Specia l competences: Global corporate leadership; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, social and governance (ESG). Education: 1994 MSc, Finance & Accounting, Aarhus School of Business, Denmark. 1991 BSc, International Business, Aarhus School of Business, Denmark. Mr Poulsen is a Danish national, born September 1967. Not independent * publi c company Annual General Meeting 2022 Novo Nordisk / 14

Annual General Meeting 2022 Novo Nordisk / 15

* public company

Jeppe Christiansen

Current Vice chair of the Board
Chair of the Remuneration Committee



First elected in 2013
Most recently elected in 2021
Vice Chair since 2013
Chair of the Remuneration Committee since 2017 (member since 2015)

Not independent

Positions and management duties in other enterprises:

Chief executive officer of Maj Invest Holding A/S and executive director of two wholly owned subsidiaries of this company, all in Denmark. Chair of Haldor Topsøe A/S, Emlika Holding ApS and two wholly owned subsidiaries of this latter company, and chair of JEKC Holding ApS, all in Denmark. Board member of Novo Holdings A/S and KIRKBI A/S, Pluto Naturfonden and Randers Regnskov, all in Denmark. Member of the board of BellaBeat Inc., US. Member of the Board of Governors of Det Kgl. Vajsenhus, Denmark. Adjunct Professor, Department of Finance, Copenhagen Business School, Denmark.

Board committee memberships in other enterprises:

None.

Former positions:

From 2005 to 2009 Mr Christiansen was chief executive officer of LD Pensions. Prior to that Mr Christiansen was executive director in Danske Bank from 1999 to 2004 with responsibility for group equity business and corporate international banking.

Special competences:

Healthcare and pharma industry; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, social and governance (ESG).

Education:

1985 M.Sc. in Economics, University of Copenhagen, Denmark.

Mr Christiansen is a Danish national, born November 1959.

Laurence Debroux

Member of the Board
Chair of the Audit Committee
Member of the Remuneration Committee



First elected in 2019
Most recently elected in 2021
Chair of the Audit Committee since 2021 (member since 2019)
Member of the Remuneration Committee since 2021

Independent

Positions and management duties in other enterprises:

Member of the board of Exor N.V.*, the Netherlands, Juventus Football Club S.p.A.*, Italy, HEC Paris Business School, France, and Kite Insights (The Climate School), UK.

Board committee memberships in other enterprises:

Chair of the Audit committee and member of the ESG committee, Exor N.V.*, the Netherlands.
Member of the Control & Risk committee, member of the ESG committee, Juventus Football Club S.p.A.*, Italy.

Former positions:

From 2015-2021 Ms Debroux was group chief financial officer, Executive Board Member, of Heineken N.V. From 2010 to 2015 Ms Debroux held the position as group chief financial officer, executive board member, at JCDecaux SA, France. From 1996 to 2010 Ms Debroux held a number of positions at Sanofi Aventis (previously Sanofi SA), including those of chief strategic officer, chief financial officer and deputy chief financial officer.

Special competences:

Global corporate leadership; Healthcare and pharma industry; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, social and governance (ESG).

Education:

1992 Master Degree, HEC Paris, Ecoles des Hautes Etudes Commerciales, France.

Ms Debroux is a French national, born July 1969.

Annual General Meeting 2022 Novo Nordisk / 16

* public company

Andreas Fibig
Member of the Board
Member of the Audit Committee



First elected in 2018
Most recently elected in 2021
Member of the Audit Committee since 2018

Independent

Positions and management duties in other enterprises:
Chair and chief executive officer of International Flavors & Fragrances Inc.*, US.
Chair of the board of the German American Chamber of Commerce, US. Executive Committee member of the World Business Council for Sustainable Development.

Board committee memberships in other enterprises:
Member of the Innovation & Sustainability committee, International Flavors & Fragrances Inc.*, US.

Former positions:
From 2008 to 2014, Mr Fibig was President and Chairman of the Board of management of Bayer HealthCare Pharmaceuticals, a division of Bayer AG, Germany. Previously, Mr Fibig held several positions of increasing responsibility at Pfizer, Inc., US, including the roles as senior vice president of the US Pharmaceutical Operations from 2007 to 2008, and as president of Latin America, Africa and Middle East from 2003 to 2007.

Special competences:
Global corporate leadership; Healthcare and pharma industry; Technology; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, social and governance (ESG).

Education:
1982 Degree in Marketing, Berlin School of Economics, Germany.

Mr Fibig is a German national, born February 1962.

Sylvie Grégoire
Member of the Board
Member of the Audit Committee
Member of the Nomination Committee
Member of the Research & Development Committee



First elected in 2015, Most recently elected in 2021
Member of the Audit Committee since 2015, Member of the Nomination Committee since 2018, Member of the Research & Development Committee since 2017

Independent

Positions and management duties in other enterprises:
Executive chair of the board of EIP Pharma, Inc., US.
Member of the board of Perkin Elmer Inc.*, US.
Member of the board of F2G Ltd., UK.

Board committee memberships in other enterprises:
Member of the Nominating & Corporate Governance committee, Perkin Elmer Inc.*, US.

Former positions:
Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland from 2007 to 2013. Prior to that, she was executive chair of IDM Pharma Inc., US, from 2006 to 2007, and president and chief executive officer in GlycoFi Inc., US from 2003 to 2004.

Special competences:
Global corporate leadership; Healthcare and pharma industry; Medicine & science; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management.

Education:
1986 Pharmacy Doctorate degree, the State University of NY at Buffalo, US.
1984 BA in Pharmacy, Laval University, Canada.
1980 Science College degree, Séminaire de Sherbrooke, Canada.

Ms Grégoire is both a Canadian and US national, born November 1961.

Annual General Meeting 2022 Novo Nordisk / 17

* public company

Kasim Kutay

Member of the Board
Member of the Nomination Committee
Member of the Research & Development Committee



First elected in 2017
Most recently elected in 2021
Member of the Nomination Committee since 2017
Member of the Research & Development Committee since 2020

Not independent

Positions and management duties in other enterprises:

Chief executive officer of Novo Holdings A/S, Denmark. Member of the board of Novozymes A/S*, Denmark, of Evotec SE*, Germany and of the Life Sciences Advisory Board of Gimv NV, Belgium.

Board committee memberships in other enterprises:

Member of the Nomination and Remuneration committee, Novozymes A/S*, Denmark.
Member of the Remuneration & Nomination Committee, Evotec SE*, Germany.

Former positions:

From 2009 to 2016 Mr Kutay was managing director, co-head of Europe and member of the Global Management Committee of Moelis & Co., UK. From 2007 to 2009 Mr Kutay was managing director and head of Financial Solutions Group of SUN Group, UK. From 1989 to 2007 Mr Kutay held a number of positions at Morgan Stanley, UK, including chair of the European Healthcare Group. Mr Kutay was member of the Board of Trustees of Northwick Park Institute for Medical Research, UK, from 2005 to 2016. Mr Kutay was member of the Board of Governors from 2006 to 2011 and the Investment Committee from 2011 to 2016 of the School of Oriental and African Studies (SOAS), UK.

Special competences:

Global corporate leadership; Healthcare and pharma industry; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management.

Education:

1987 MSc in Economics, the London School of Economics, UK.
1986 BSc in Economics, the London School of Economics, UK.

Mr Kutay is a UK national, born May 1965.

Martin Mackay

Member of the Board
Chair of the Research & Development Committee
Member of the Remuneration Committee



First elected in 2018
Most recently elected in 2021
Chair of the Research & Development Committee since 2018
Member of the Remuneration Committee since 2021

Independent

Positions and management duties in other enterprises:

Co-founder, chair of the board and CEO of Rallybio LLC*, US. Senior advisor to New Leaf Venture Partners, LLC, US. Member of the board of Charles River Laboratories International, Inc.*, US. Member of the board of 5:01 Acquisition Corporation*, US.

Board committee memberships in other enterprises:

Chair of the Science and Technology committee, Charles River Laboratories International, Inc.*, US.

Former positions:

From 2010 to 2013 Mr Mackay was president of Global Research and Development at AstraZeneca plc., UK. Prior to that, Mr Mackay held a number of positions at Pfizer, Inc., US, from 1995 to 2010, including the roles as president and senior vice president within Research and Development. Mr Mackay was visiting professor at the Department of Pharmacy at King's College, London, UK, from 1998 to 2006 and at the Department of Biomedical Sciences at the University of Lincoln, UK, from 1998 to 2014.

Special competences:

Global corporate leadership; Healthcare and pharma industry; Medicine & science; Technology; Business development, M&A and external innovation sourcing; Human capital management.

Education:

1984 Doctorate/PhD, University of Edinburgh, UK.
1979 BSc (First Class Honours) in Microbiology, Heriot-Watt University, Edinburgh, UK.

Mr Mackay is a US national, born April 1956.

Annual General Meeting 2022 Novo Nordisk / 18

* public company

Christina Law (full name: Choi Lai Christina Law)

Proposed elected as new Member of the Board



First elected in 2022

Independent

Positions and management duties in other enterprises:

Group CEO and member of the boards of Raintree Group Limited, Hong Kong, China, Raintree Investment Pte Ltd., Singapore, and La Fondation des Champions, France. Member of the board, INSEAD Business School, Singapore/France.

Board committee memberships in other enterprises:

Nomination and Compensation Committee, INSEAD Business School, Singapore/France.

Former positions:

Ms. Law is formerly Group President Asia, Middle East, Africa and Latin America for General Mills Inc. and served in the company from 2012-2019. Prior to that, Ms. Law held a number of executive positions from 2005-2012 in Johnson & Johnson Company in Asia Pacific, before assuming the role of Vice President for skincare business worldwide. From 1992-2003, Ms Law was with The Proctor & Gamble Company and has held various international marketing leadership positions.

Special competences:

Global Corporate Leadership; Business development, M&A and external innovation sourcing; Human capital management; Technology.

Education:

1991 MBA, INSEAD, France.
1988 BA of Social Sciences, University of Hong Kong, Hong Kong, China.

Ms Law is a Chinese national, born January, 1967.

Annual General Meeting 2022 Novo Nordisk / 19

Employee-elected board members

Employee representatives are elected for a four-year term by the employees in Novo Nordisk A/S in Denmark. The term for the current employee representatives will expire in March 2022. The election of employee representatives will be conducted in February 2022 and the employee representatives will take office on the day of the Annual General Meeting.

The current employee representatives are listed below.

Mette Bøjer Jensen

Member of the Board (employee-elected board member)
Member of the Nomination Committee



First elected in 2018
Member of the Nomination Committee since 2018

Positions and management duties:

Wash & Sterilisation Specialist in Product Supply, Novo Nordisk A/S.

Board committee memberships in other enterprises:

None.

Education:

2010 Graduate Programme (HD) in Business Administration (Strategic management and business development), Copenhagen Business School, Denmark.
2001 MSc in Biotechnology, Aalborg University, Denmark.

Ms Jensen is a Danish national, born December 1975.

Thomas Rantzau

Member of the Board (employee-elected board member)
Member of the Research & Development Committee



First elected in 2018
Member of the Research & Development Committee since 2018

Positions and management duties:

Area specialist in Product Supply, Novo Nordisk A/S.

Board committee memberships in other enterprises:

None.

Education:

2003 Degree in food engineering, DTU, Denmark.
1992 Diploma as dairy technician.

Mr Rantzau is a Danish national, born March 1972.

Anne Marie Kverneland Member of the Board (employee - elected board member) Member of the Remuneration Committee Stig Strøbæk Member of the Board (employee - elected board member) Member of the Audit Committee Positions and management duties: Laboratory technician and full - time union representative, Novo Nordisk A/S. Member of the Board of Directors of the Novo Nordisk Foundation since 2014. Board committee memberships in other enterprises: None. Education: 1980 Degree in medical laboratory technology (laboratory technologist), the Copenhagen University Hospital, Denmark. Ms Kverneland is a Danish national, born July 1956. Positions and management duties: Electrician and full - time union representative, Novo Nordisk A/S. Board committee memberships in other enterprises: None. Education: 2003 Diploma in further training for board members, the Danish Employees’ Capital Pension Fund (LD). 1984 Diploma in electrical engineering. Mr Strøbæk is a Danish national, born January 1964. First elected in 2000 Most recently elected in 2018 Member of the Remuneration Committee since 2017 First elected in 1998 Most recently elected in 2018 Member of the Audit Committee since 2013 Annual General Meeting 2022 Novo Nordisk / 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 21, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer